Filed by Eli Lilly and Company
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Applied Molecular Evolution, Inc.
(Commission File No.: 000-31101)

On January 29, 2004, Applied Molecular Evolution, Inc. provided the following to its employees.

Lilly-AME Merger Questions & Answers

Science & Organization Questions

Q1. What is the structure of the group we will be reporting into, i.e., Steve Paul’s group? Can we get an organizational chart with the roles and responsibilities of that group?

A.	Steve Paul’s discovery organization is shown below. In addition to being president of Lilly Research Laboratories (LRL) and executive vice president, science and technology for Lilly, Steve also serves as a member of Lilly’s policy committee[1]. In addition to discovery, Steve also has responsibility for global regulatory affairs, global medical affairs, project management and process development.

Q2. Will our scientists have access to electronic journals?

A.	Lilly maintains a pretty extensive collection of journals (but not all) available to our scientists through our Lilly Electronic Reading Room (which is on our intranet).

Human Resources Questions
Note: The answer to the questions below assumes the deal closes and your continued employment following the closing. The benefits will not be effective as of Day 1 (the day of the

1 Other members: Sidney Taurel, chairman and CEO; Charlie Golden, CFO; John Lechleiter, executive vice president, pharma products and corporate development (which includes Lilly’s pharma development product teams), Gerhard Mayr, executive vice president, pharma operations (global sales and marketing) and Bob Armitage, chief counsel. As of March 1, 2004, Gerhard will retire and John will assume his responsibilities, in addition to those he currently holds.

Lilly-AME Merger Questions & Answers

closing) but within a short period thereafter. The details of the timing are being worked out between the leadership of AME and Lilly.

Q1. Do years of service at AME count toward calculation of 401(k) vesting, vacation time earned, pension, etc. at Lilly?

A.	AME years of service will count toward 401(k) vesting and vacation eligibility. It will not count for pension purposes.

Q2. We understand there are differences in Lilly’s stock option plan and that of AME. Can you address the differences, particularly as to how many employees (and their corresponding job levels; i.e., vice president, director, senior scientist) will receive stock options?

A.	Approximately 10% of Lilly’s leadership is currently eligible to receive the annual stock option grant. This is determined by both level of job and individual performance.

Q3. During our all-employee meeting on November 21, you mentioned an equity option that is available to all Lilly employees. Can you tell us more about this program and whether it will be a benefit for AME employees?

A.	Lilly has granted four employee stock option grants for non-management with the first one being in 1993. This program is called GlobalShares. There may or may not be another grant of its kind as these grants are discretionary and approved by Lilly’s board of directors. However, they have been seen as a very valuable tool for both employees and management and have enabled all employees to become Lilly shareholders. In each case, non-management employees of Lilly and its subsidiaries have been eligible to participate.

Q4. Can you provide a more detailed list of the benefits (e.g., medical, dental, prescription drugs), the types of programs and what is covered as well as the costs to employees, especially that of the medical plan? It looks like the level of many of your health benefits are lower than what we currently have—other than the benefit for Lilly drugs.

A.	Our health benefit is structured by the numbers of dependents that are covered. Here are the choices that are currently available in Southern California and the employee contribution amounts for each tier. This monthly contribution covers medical with basic dental, mental health and prescription drugs.

Aetna QPOS, Southern California
Employee only $25
Employee plus one dependent $35
Employee plus two dependents $45
Employee plus three/more dependents $55
United HealthCare
Employee only $25
Employee plus one dependent $60
Employee plus two dependents $65
Employee plus three/more dependents $70
Anthem PPO
Employee only $25
Employee plus one dependent $60
Employee plus two dependents $65
Employee plus three/more dependents $70

Lilly-AME Merger Questions & Answers

If the member were to elect Lilly’s enhanced dental coverage (DentalPlus), the contribution would increase by $25/month for employee only and $45/month for all other tiers. Basic Dental is included in your medical coverage under the Lilly Health Plan at no additional cost. This is the default plan. In general, Basic Dental pays:

70% of the usual and customary charges for eligible preventive services;
50% of the usual and customary charges for other eligible dental services;
50% of the usual and customary charges for eligible orthodontia services, up to a $1,500 per person lifetime maximum

DentalPLUS
DentalPLUS provides eligible participants additional coverage and has a pre-tax monthly contribution. Participants may enroll in DentalPLUS only during annual open enrollment (a pre-determined period of time in the autumn); the coverage is in effect for two years.
The additional premium for DentalPLUS currently is:

Employee only — $25/month
Family — $45/month

In general, DentalPLUS pays:

80% of the usual and customary charges for eligible dental services,
50% of the usual and customary charges for eligible orthodontia services, up to a $1,500 per person lifetime maximum

Q5. Can we get more information about your 401(k) plan? Specifically, what is the vesting timeline and when can someone divest out of the Lilly stock match? Also, does the 401(k) brokerage account allow for trading of stocks?

A.	Current years of service with AME will count towards vesting in Lilly’s 401(k) plan. Plan participants are always 100% vested in their employee contributions and in rollover contributions, as well as in any investment earnings on these contributions. Plan participants are legally entitled to a full distribution of these funds when their employment with Lilly ends.

Participants become vested in company matching contributions in the Lilly Stock Fund, and the earnings on those contributions, based on their years of service with the Company. Participants become 20% vested for each 12-month period of employment beginning with date of hire. After 5 credited years of service, participants are fully vested in the Plan and entitled to receive 100% of the Company contributions.

In regard to the Lilly stock match, Lilly matching contributions are automatically invested in Eli Lilly and Company common stock. The investment in this fund is an important part of a participant’s total retirement savings.

Other important considerations include:

• Once a participant has reached age 50, the participant is entitled to diversify up to 25% of their Lilly Stock Fund balance once each year among the other investment funds available under the Plan.

• At age 55 or older, participants are entitled to diversify up to 100% of their Lilly Stock Fund balance once each year among the other investment funds.

Lilly-AME Merger Questions & Answers

• After retirement, participants are entitled to diversify up to 100% of their Lilly Stock Fund balance once each month among other investment funds.

• In addition, because the Plan’s non-hardship withdrawal feature, participants can diversify out of Lilly stock at any time by making a non-hardship withdrawal of the vested portion of the match. If the participant does this in the form of a direct transfer to another qualified account there are no immediate tax consequences.

Please note that once a participant has transferred money out of the Lilly Stock Fund, the participant is not permitted to transfer any part of their account balance back into this fund.

The Plan’s brokerage account does not allow for trading of individual stocks. The self-directed brokerage account lets plan participants invest in thousands of different mutual funds using the money already in their savings plan account. Participants can research thousands of mutual funds and access investment information utilizing Morningstar, a leading source of investment information.

Q6: What are personal business days? What can they be used for? Are they personal holidays and accrue as such, or are they a “use it or lose it” benefit every year?

A.	Personal business days are just that, days or partial days that employees can use to accomplish business that cannot be done outside of business hours. They were put in place to allow flexibility for employees so that employees do not need to use vacation to handle personal business. The intent is not to use them if they are not needed. There is not an accrual.

Q7: How many vacation days will I earn? Is it based on years of service?

A.	Four types of vacation hours are available to eligible Lilly employees:

•	Regular vacation that you accrue monthly;
•	Recognition hours that you receive in the year of your 10th anniversary of employment and every fifth year thereafter;
•	Year-end vacation hours between the observances of Christmas and New Year’s; and
•	Hours that may be bought or sold under the Eli Lilly and Company Holiday and Vacation Plan

Lilly-AME Merger Questions & Answers

The table below illustrates Lilly’s vacation schedule for full-time employees:

Employee Vacation Schedule
Years of Service	Regular Vacation Hours	Recognition Hours	Year-End Vacation Hours	Additional Purchase Hours
Less than 1	8 hours per	0	32*	Up to 40 (if your
calendar year	month of			employment begins
	employment			prior to December 1)

1-4	96	0	32*	up to 40
5-9	120	0	32*	up to 40
10	144	40	32*	up to 80
11-14	144	0	32*	up to 40
15	168	40	32*	up to 80
16-19	168	0	32*	up to 40
20	192	40	32*	up to 80
21-24	192	0	32*	up to 40
25	216	40	32*	up to 80
26 or more (not during a fifth anniversary year)	216	0	32*	up to 40
26 or more (during a fifth anniversary year)	216	40	32*	up to 80

*	Minimum; includes the weekdays between the day that Lilly designates for the observance of Christmas Day and the day that Lilly designates for the observance of New Year’s Day.

The amount of year-end vacation hours may vary according to your work schedule.

          • You must be employed or eligible on the last calendar day of the month to accrue vacation for that month

          • Vacation benefits, in general, are prorated for eligible part-time employees

Also, please remember that your years of service at AME will be included in your vacation eligibility calculation.

Q8: What is Lilly’s sick leave policy? Is the family illness time the same or separate from sick leave?

A.	You may be eligible for both a Medical Leave of Absence and for Lilly’s Illness Pay Program under certain circumstances when your personal medical condition makes you medically unable to work. Eligibility for a medical leave of absence will be determined pursuant to Lilly’s leave policies, including its Family and Medical Leave policy. The Illness Pay Program governs whether an employee may be eligible for illness pay during a medical leave of absence. Lilly expects its employees to take all reasonable and appropriate steps to return to work in a timely manner. To be eligible or to maintain eligibility for Lilly’s Illness Pay Program, you are expected to take an active role in improving, to the extent possible, the medical condition(s) that cause absence from work. In addition, you are expected to provide timely updates to Employee Health Services (“EHS”) personnel on your medical condition, your treatment, your efforts to return to work and its anticipated timing, and any accommodation requests for return to work. When you are absent from work because of your own qualifying illness or injury and meet all eligibility requirements, you may be eligible for continuation of your regular pay through Lilly’s Illness Pay Program.

Lilly-AME Merger Questions & Answers

     Benefits are payable at two different levels for eligible participants: full pay and 65% of full pay.

Years of Service	Number of Months	Number of Months
(at Time of Illness/Injury)	at Full Pay	at 65% of Full Pay

0 to less than 1	1	3
1 to less than 2	3	3
2 to less than 3	3	4
3 to less than 4	3	5
4 to less than 5	3	6
5 to less than 6	3	7
6 to less than 7	3	8
7 to less than 8	3	9
8 to less than 9	3	10
9 to less than 10	3	11
10 or more	3	12

Illness in family is separate from personal illness. The company provides up to 64 hours of intermittent paid time off per calendar year that must be approved by an employee’s supervisor for the purpose of caring for an immediate family member (spouse, children, and parents for whom the employee is a primary care-giver). Lilly also has the Family and Medical Leave Act policy that provides for unpaid time away from work for qualifying personal family issues.

Q9: What is the 2004 holiday schedule at Lilly?

A.	Holiday time off in 2004 includes:

•	January 1, 2 (New Years Holiday)
•	May 31 (Memorial Day)
•	July 5 (Independence Day)
•	September 6 (Labor Day)
•	November 25, 26 (Thanksgiving)
•	December 24-31 (Christmas/New Years)

     In addition, participants are eligible for one additional floating holiday, at their choosing.

Lilly-AME Merger Questions & Answers

Q10: I’ve heard that Lilly has a made a commitment to philanthropy in other communities where you’re located. What kind of programs might we expect to be offered to do more here in San Diego?

A.	Lilly provides a number of ways to support the communities in which they live. The Matching Gifts Program was established in 1980 to allow employees, retirees, and board members to help determine how to spend a portion of the company’s philanthropic resources. The program is designed to encourage personal support to those qualifying institutions important to you.

Employees may give personal gifts of $25 or more but not exceeding $30,000 per calendar year in each of the following three categories: educational institutions, cultural organizations, and health care organizations.

In addition, for years Lilly has served as a partner in providing organizations located in the communities in which we work and live with volunteer community leaders to help assist in the planning and execution of their activities. Volunteers serve a vital role in meeting the needs of others in our community.

More specific information about Lilly philanthropy will be communicated soon.

The information in this Q&A is being provided in response to questions from AME employees anticipating the proposed merger between AME and a wholly owned subsidiary of Lilly. This Q&A is not an offer to sell or a solicitation of an offer to buy any Lilly shares and is not a solicitation of a proxy. For information about the proposed merger, you should carefully read the definitive proxy statement/prospectus relating to the merger. A free copy of the definitive proxy statement/prospectus and related documents is available at the Securities and Exchange Commission’s website
(http://www.sec.gov) and at AME’s Investor Relations Department ([x-4990]).

In addition, while every effort has been made to make the information here as accurate as possible, each of the benefit plans described above is fully detailed in a separate legal document. Those documents (rather than the information highlighting features of several of the plans above) determine the right and benefits of eligible participants in those plans.